May 11, 2006

Mail Stop 4561

Robert Boykin
Guildhall Building, Suite 1500
45 W. Prospect Avenue
Cleveland, OH 44115

    Re: **Boykin Lodging Company**
          Form 10-K for the year ended December 31, 2005
          File No. 001-11975

Dear Mr. Boykin:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Condominium Units, page F-15

1. Based on your disclosure it appears that you are using the completed contract method for revenue recognition. If so, confirm this to us and clarify this in future filings. If not, explain to us more fully how you apply the percentage of completion method to your condominium sales. Specifically identify the

Robert Boykin
Boykin Lodging Company
May 11, 2006
Page 2

numerator and denominator of the ratio you are using as well as the base to which the ratio is applied in determining percentage of completion. In addition, clarify the average duration between the signing of a sales contract and the receipt of the down payment and the delivery and occupancy of a condominium unit. Further, clarify to us how you assess whether the buyer of a condominium unit has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit. Refer to paragraphs 4, 12 and 37(d) of SFAS 66.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant